UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                         SEC FILE NUMBER: 0-2387


[ ] Form 10-K and Form 10KSB     [ ] Form 11-K
[ ] Form 20-F                    [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR

For Period Ended: June 30, 2001

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         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

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                                     PART I
                             REGISTRANT INFORMATION

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Full Name of Registrant:                    Research Incorporated ("Registrant")

Former Name if Applicable:                  Not applicable

Address of Principal Executive Office:      6425 Flying Cloud Drive

City, State and Zip Code:                   Eden Prairie, Minnesota  55344

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                                     PART II
                             RULE 12B-25(b) AND (c)

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         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject Form 10-Q will be filed on or before the 5th
                  calendar day following the prescribed due date; and

[ ]      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

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State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

         On June 19, 2001, the Registrant reported by a Current Report on Form 8-K that it had discontinued its reflow oven business serving the electronics board assembly and semiconducter markets. The discontinuation of the reflow oven business was in response to the losses it has incurred from the severe downturn in this area in the last two quarters. The Registrant implemented a workforce reduction of approximately 20 percent as a result of this discontinuation.

         The Registrant expects to report one-time, pre-tax charges of approximately $3,800,000 in the quarter ended June 30, 2001 related to the discontinuation of the reflow oven business. The Registrant expects to incur a loss in the quarter ended June 30, 2001 of approximately $3,300,000 or $2.47 a share.

         Moreover, as reported in the June 19, 2001 Form 8-K, and in part as a result of the discontinuation of the reflow oven business, the Registrant was not in compliance with the tangible net worth covenant in its agreement with its bank; the details of the non-compliance are discussed further in the Registrant's Form 10-Q for the quarter ended March 31, 2001. The Registrant has been working with the bank to resolve this non-compliance situation.


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         As a result of the discontinuation of its reflow oven business, the
Registrant was unable to finalize its financial statements and related disclosure in the Form 10-Q for the quarter ended June 30, 2001 without unreasonable effort or expense. The Registrant expects to file the Form10-Q on or before August 20, 2001.

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                                     PART IV
                                OTHER INFORMATION

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                  (1)      Name and telephone number of person to contact in
                           regard to this notification:

                           Brad Yopp                              (952) 829-8391

                  (2)      Have all other periodic reports required under
                           Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                    [X] Yes                            [  ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                    [X] Yes                            [  ] No

                           See PART III, NARRATIVE above.


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                              RESEARCH INCORPORATED
         ---------------------------------------------------------------
                  (Name of Registrant as specified in charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: August 14, 2001

                                  /s/ Brad  Yopp
                                  ---------------------------------------
                                  Brad Yopp, President & Chief Financial Officer


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